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VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bernard Nolan, Staff Attorney

Re:	ChaSerg Technology Acquisition Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed January 6, 2020

File No. 001-38685

Dear Mr. Nolan:

On behalf of our client, ChaSerg Technology Acquisition Corp. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated January 17, 2020, regarding the revised preliminary proxy statement mentioned above (the “Proxy Statement”). In connection with this letter, the Company is filing via EDGAR amendment no. 2 to the Proxy Statement (the “Revised Proxy Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Proxy Statement.

We are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

CONFIDENTIAL TREATMENT REQUESTED BY CHASERG TECHNOLOGY ACQUISITION CORP. CTAC-1001

January 27, 2020 Page 2

Revised Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement

Parties to the Business Combination, page 15

1. We note the diagrams that you provide in response to prior comment 6. Please enhance your disclosure regarding the structure of Successor following the business combination by disclosing the anticipated percentage of the outstanding common stock of Successor owned by each of the depicted stockholders assuming no redemptions and maximum redemptions allowed under the merger agreement. Also, provide a cross-reference to the risk factors on pages 44 and 45 discussing the risks posed by the significant percentage of outstanding voting power held by the Sponsor and existing Grid Dynamics stockholders, as well as the operation of the Stockholders’ Agreement, following the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Revised Proxy Statement.

Information about Grid Dynamics, page 144

2. We note from your response to prior comment 9 that Grid Dynamics’ contracts are mostly short-term time and materials contracts and that you do not systematically track a backlog metric in managing the business. Please tell us the range or average contract term for Grid Dynamics contracts and your estimate of backlog as of December 31, 2018.

Response: In response to the Staff’s comment, the Company supplementally notes that Grid Dynamics generally enters into multi-year master service agreements with its customers; however, binding service obligations are governed by statements of work, which typically have terms that range between three and twelve months. In addition, the Company supplementally informs the Staff that as of December 31, 2018, Grid Dynamics [***]. The Company respectfully notes that Grid Dynamics has provided this estimate to the Staff to address the Staff’s request and, as such, this estimate has not been computed subject to the Company’s normal accounting control procedures or with a view to being calculated in a consistent manner as required by Item 101(c)(1)(viii) of Regulation S-K.

Grid Dynamics Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 151

3. We note your revised disclosure in response to prior comment 23. The added disclosure regarding the range of net income as a percentage of revenues is not on a comparable basis to your disclosure, which indicates that Adjusted EBITDA is improving.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by ChaSerg Technology Acquisition Corp. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY CHASERG TECHNOLOGY ACQUISITION CORP. CTAC-1002

January 27, 2020 Page 3

Please revise to discuss the fluctuations or trends in net income during these periods or discuss the fluctuations in Adjusted EBITDA as a percentage of revenues in lieu of your current disclosures. In addition, your discussion of GAAP net income should precede the disclosures regarding Adjusted EBITDA. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 151 of the Revised Proxy Statement.

Description of Successor Securities

Exclusive Forum, page 199

4. The revised disclosure that you provide here in response to prior comment 27 refers to a state or federal court located within the State of Delaware as the exclusive forum, whereas the risk factor that you provide on page 52 in response to such comment refers to the Court of Chancery of the State of Delaware as the exclusive forum. Please revise to reconcile the disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Revised Proxy Statement.

*              *              *

If you have additional questions or require any additional information with respect to the Revised Proxy Statement or this letter, please do not hesitate to contact me at brian.paulson@lw.com or (415) 395-8149.

Sincerely,

/s/ Brian D. Paulson

Brian D. Paulson
of LATHAM & WATKINS LLP

CONFIDENTIAL TREATMENT REQUESTED BY CHASERG TECHNOLOGY ACQUISITION CORP. CTAC-1003

January 27, 2020 Page 4

cc:	Kathleen Krebs, Special Counsel

Kathleen Collins, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Lloyd Carney, Chief Executive Office of ChaSerg Technology Acquisition Corp.

Steven Fletcher, Advisor to ChaSerg Technology Acquisition Corp.

Anil Doradla, Chief Financial Officer of Grid Dynamics International, Inc.

Josh Dubofsky, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY CHASERG TECHNOLOGY ACQUISITION CORP. CTAC-1004